
July 16, 2012

VIA E-Mail
Mr. Thomas A. Bartlett
Executive Vice President, Chief Financial Officer and Treasurer
American Tower Corporation
116 Huntington Avenue
Boston, Massachusetts 02116

>   **Re: American Tower Corporation**
>   **Form 10-K for the year ended December 31, 2011**
>   **Filed on February 29, 2012**
>   **File No. 001-14195**

Dear Mr. Thomas A. Bartlett:

   We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 7 – Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Executive Overview, pages 30 – 33

1.   We note your portfolio consists of towers that you own and towers that you operate pursuant to long-term lease arrangements.   In addition, you have quantified your communication sites by country on page 30.   Please tell us and revise future filings to separately quantify the number of communication sites you own and the number of communication sites operated under long-term lease arrangements.   For those operated under long-term lease arrangements, please further disaggregate to separately disclose the number of communication sites accounted for under operating versus capital leases.

Results Of Operations, pages 34 – 43

2.   We note your discussion on segment gross margin and segment operating profit as a means to measure operating performance.   In addition, when analyzing your results of operations, you discuss separately organic revenue growth from legacy sites and revenue growth from new sites acquired or constructed since the beginning of the prior year period.   Please clarify whether you utilize gross margin and operating profit as a key performance indicator when analyzing revenue growth from legacy sites on a standalone basis.   If so, in future periodic filings please disclose gross margin and operating profit for legacy sites and provide reconciliation between gross margin and operating profit for legacy sites to the same measures on a consolidated basis.   To the extent there are differences beyond gross margin and operating profit from new sites acquired or constructed, please discuss the difference and your basis for such difference.

3.   We note that some of the factors that contributed to your revenue growth were the addition of new tenants to legacy sites and contractual rent escalations.   In future periodic filings please expand to provide information that quantifies these factors and demonstrates the overall revenue growth.   For example, please revise to disclose the average occupancy percentage and average rental rates for your multi-communications sites on a consolidated basis and legacy basis.

Liquidity and Capital Resources

Overview, pages 43 – 44

4.   We note you have international operations in multiple foreign countries and local taxes and currency controls may impact your ability or willingness to repatriate funds to the United States. Please clarify the amount of cash and cash equivalents held by foreign subsidiaries.   To the extent material, please revise future filings to disclose this amount and also provide a statement indicating whether it is your intention to repatriate these funds and that you would need to accrue and pay taxes if repatriated.

Financial Statements and Notes

General

5.   Please clarify how you have complied with the requirements of Rule 5-04 of Regulation S-X for Schedule III.

Note 1 – Business And Summary Of Significant Accounting Policies

Property and Equipment, page F-11

6.   Please expand your discussion of costs for self-constructed towers to include the types of indirect costs associated with construction.   Please disclose the periods of capitalization including a discussion of when the capitalization period begins and ends.   Reference is made to paragraphs 835-20-25-2 and 3 and 970-340-25-8 of the Financial Accounting Standards Codification.   Lastly, please disclose payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Branch Chief